NaviSite, Inc.
400 Minuteman Road
Andover, Massachusetts 01810
March 30, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	NaviSite, Inc. Form 10-K for Fiscal Year Ended July 31, 2009 Filed October 27, 2009 Proxy Statement on Schedule 14A Filed October 30, 2009 Form 8-K Filed October 15, 2009 File No. 000-27597
Ladies and Gentlemen:
     NaviSite, Inc. (the “Registrant”) is in receipt of the review letter from the Securities and Exchange Commission (the “Commission”) to Arthur P. Becker dated March 17, 2010 relating to the above referenced filings. The Registrant hereby respectfully requests that the date for the Registrant’s response to the comments contained in the letter be extended by ten (10) business days from March 31, 2010 to April 14, 2010.

Very truly yours,
/s/ James W. Pluntze
James W. Pluntze
Chief Financial Officer

cc: Ronald E. Alper, Esq.